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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

KISKA METALS CORPORATION

Suite 575 – 510 Burrard Street

Vancouver, BC
V6C 3A8

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of common shares of KISKA METALS CORPORATION (the “Corporation”) will be held on Thursday, June 21, 2012 at Le Soleil, 567 Hornby Street, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2011 and the auditor’s reports thereon.

2.

To elect directors of the Corporation for the ensuing year.

3.

To appoint auditors of the Corporation for the ensuing year.

4.

To authorize the directors to fix the auditors’ remuneration for the ensuing year.

5.

To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to re-adopt and re-approve the stock option plan of the Corporation, as more particularly described in the accompanying Information Circular.

6.

To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a form of proxy accompany this Notice of Meeting.  The Information Circular contains details of matters to be considered at the Meeting.  A copy of the annual financial statements of the Corporation for the financial year ended December 31, 2011, together with the auditors’ report thereon and the corresponding management discussion and analysis were mailed to those shareholder who requested a copy.

The board of directors of the Corporation has fixed May 14, 2012 as the record date for determining the shareholders who are entitled to vote at the Meeting.  Only shareholders of the Corporation at the close of business on May 14, 2012 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to complete, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally.  To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 2:00 p.m., Vancouver time, on Tuesday, June 19, 2012) or any adjournment thereof at which the proxy is to be used.  Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department.  Proxies delivered by facsimile must be sent to Computershare Investor Services Inc., Attention: Proxy Department, at 416-263-9524 or toll free 1-866-249-7775.  To vote by Internet, visit the website address shown on the form of proxy provided.  Follow the online voting instructions given to you and vote over the Internet referring to your holder account number and proxy access number provided on the form of proxy that was delivered to you.  To vote by telephone, call the toll-free number shown on the form of proxy.  Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you.  Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the form of proxy.

DATED at Vancouver, British Columbia, this 22nd day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Jason S. Weber”

Jason S. Weber

President and Chief Executive Officer

and Director

2

KISKA METALS CORPORATION

Suite 575 – 510 Burrard Street

Vancouver, BC
V6C 3A8

INFORMATION CIRCULAR

(all information is as at May 14, 2012 unless otherwise noted)

GENERAL INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by management of KISKA METALS CORPORATION (the “Corporation”) for the use at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held on Thursday, June 21, 2012 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by the directors, officers and employees of the Corporation.  All costs of this solicitation will be borne by the Corporation.  These officers and employees will receive no compensation other than their regular salaries but will be reimbursed for their reasonable expenses, which it is expected will not exceed $1,000 in the aggregate.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Jason S. Weber, President, Chief Executive Officer and a Director of the Corporation, or failing this person, Alan J. Hutchison, the Corporate Secretary of the Corporation.  A Shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a Shareholder, to attend and act for the Shareholder and vote on the Shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

Shareholders are requested to complete, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally.  To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 2:00 p.m., Vancouver time, on Tuesday, June 19, 2012) or any adjournment thereof at which the proxy is to be used.  Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department.  Proxies delivered by facsimile must be sent to Computershare Investor Services Inc., Attention: Proxy Department, at 416-263-9524 or toll free 1-866-249-7775.  To vote by Internet, visit the website address shown on the form of proxy provided.  Follow the online voting instructions given to you and vote over the Internet referring to your holder account number and proxy access number provided on the form of proxy that was delivered to you.  To vote by telephone, call the toll-free number shown on the form of proxy.  Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you.  Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the form of proxy.

A Shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.  Non-Registered Holders (as defined below) who wish to revoke their proxy must arrange for their respective Intermediary (as defined below) to revoke the proxy on their behalf within the time specified by such Intermediary.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders of the Corporation are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares.  More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, Information Circular and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy.  Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a)

Voting Instruction Form.  In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service Corporation, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.  Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet.  If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the form and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided and complete, sign and return the voting instruction form in accordance with the directions provided.  A form of proxy giving the right to attend and vote will then be forwarded to the Non-Registered Holder.

(b)

Form of Proxy.  Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Computershare Investor Services Inc. as provided above.  If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

EXERCISE OF DISCRETION

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for.  If a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified; and

(b)

any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote the Common Shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, the management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share structure of the Corporation consists of an unlimited number of Common Shares without par or nominal value.  Only holders of Common Shares are entitled to receive notice of and to vote at the Meeting.  As at May 14, 2012, the Corporation had outstanding 99,253,559 Common Shares, each Common Share carrying the right to one vote.  The Corporation has no other classes of voting securities.

Only Shareholders of record at the close of business on May 14, 2012 who either personally attend the Meeting or complete, sign and deliver a form of proxy, in the manner and subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation is as follows:

Name	Number of Common Shares	Percentage of Common Shares
Geologic Resources Partners (1)	28,659,485	28.88%

(1)

Geologic Resources Partners control four investment funds which hold Common Shares of the Corporation.  The aggregate total is shown in this table.

ELECTION OF DIRECTORS

The size of the Corporation’s board of directors is currently determined at seven.  At the Meeting, Shareholders will be asked to elect seven directors to succeed the present directors whose term of office will expire at the conclusion of the Meeting.  Each director elected will hold office until the conclusion of the next annual meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of management’s nominees for election as directors, each nominee’s municipality and province of residence, all offices in the Corporation each nominee now holds, the date of initial appointment of each nominee as a director of the Corporation, the number of Common Shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, as at May 14, 2012, and each nominee’s principal occupation or employment.

Name, Residence and Office Held with the Corporation	Date of Appointment as a Director	Common Shares Beneficially Owned or Controlled(1)	Principal Occupation or Employment
Geoffrey Chater(2) Maple Ridge, BC, Canada Chairman of the Board & Director	June 23, 2010	25,000	President and CEO of Bearing Resources Ltd. (mineral exploration company) and principal, Namron Advisors (capital markets consultancy)
Bipin A. Ghelani(2) Richmond, BC, Canada Director	August 5, 2009	114,360	Chartered Accountant Self-employed
George R. Ireland(3) Boston, MA, USA Director	June 23, 2010	530,799	Chief Investment Officer Geologic Resource Partners (investment fund manager)
John A. Kanellitsas(3) Sun Valley, ID, USA Director	June 11, 2008	175,000	Chief Operating Officer Geologic Resource Partners (investment fund manager)
Jack Miller(3) North Vancouver, BC, Canada Director	June 23, 2011	65,185	Retired Geological Engineer
Mark T.H. Selby(2) Toronto, ON, Canada Director	August 5, 2009	35,000	Principal, Selby & Co (metals consulting company) and Senior Vice President, Business Development of Royal Nickel Corporation (mineral exploration company)
Jason S. Weber Port Coquitlam, BC, Canada President, Chief Executive Officer & Director	August 5, 2009	228,220	Chief Executive Officer Kiska Metals Corporation

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(2)

Member of the Audit Committee of the Corporation.

(3)

Member of the Compensation Committee of the Corporation.

Management recommends that the Corporation’s shareholders vote in favour of the election of the proposed nominees as directors of the Corporation for the ensuing year.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the nominees named in this Information Circular.

Other than as disclosed above, no proposed Director of the Corporation:

(a)

is, as of the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)

was subject to an order that was issued while the proposed director was acting in the capacity of director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer; or

(b)

is, at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding to vote for a proposed director.

APPOINTMENT AND REMUNERATION OF AUDITORS

Hay & Watson, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditors of the Corporation at a remuneration to be fixed by the directors.  Hay & Watson was appointed auditors of the Corporation for the fiscal year ended December 31, 2009.

Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Hay & Watson, Chartered Accountants to act as our auditor until the close of our next annual meeting.

RE-APPROVAL OF STOCK OPTION PLAN

The shareholders approved the Incentive Stock Option Plan (the “Stock Option Plan”) at the annual general meeting held on July 30, 2009.  Pursuant to the policies of the TSX Venture Exchange (“TSX-V”), Shareholders are required to approve on a yearly basis stock option plans which have a “rolling plan” ceiling.  The Stock Option Plan complies with the requirements of the TSX-V’s Policy 4.4.  Under the Stock Option Plan, the Corporation may grant stock options pursuant to which Common Shares may be purchased by directors, officers, employees and contractors of the Corporation up to a maximum of 10% of the issued and outstanding capital of the Corporation.  As of May 14, 2012, the Corporation had 7,897,107 options outstanding.

The purpose of the Stock Option Plan is to advance the interests of the Corporation by furthering the Corporation’s policy of motivating officers, directors and employees of the Corporation to participate in the growth and development of Corporation.

The following is a summary of the principal terms of the Stock Option Plan.  The aggregate number of shares authorized for issuance to any one person within a one-year period is limited to 5% of the outstanding Common Shares. The exercise price of the options granted under the Stock Option Plan shall be not less than the closing price of the Common Shares on the date of the grant, according to the policies of the TSX-V.

An option may be granted for a period of up to five years from the date of the grant.  If the option holder resigns or is terminated other than for cause, all unexercised options previously granted to such holder will expire after 90 days.  If the grant-holder was providing investor relations services to the Corporation, then the options will expire after 30 days.  All unvested options will be cancelled immediately.  If a grant-holder is terminated for cause, all options expire immediately.

The Stock Option Plan is administered by the Board of Directors, and subject to regulatory requirements, it may be amended by the Board of Directors without further shareholder approval.  Copies of the Stock Option Plan can be obtained directly from the Corporation.

Management of the Corporation will ask shareholders to approve the following resolution at the Meeting:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION that, subject to regulatory approval:

(a)

the Corporation’s stock option plan (the “Stock Option Plan”) be and is hereby re-adopted and re-approved;

(b)

the Corporation be authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan, entitling the option holders to purchase up to that number of Shares that is equal to 10% of the issued and outstanding Shares of the Corporation as at the time of the grant; and

(c)

the directors and officers of the Corporation be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Corporation or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

Management of the Corporation recommends that shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote FOR the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

CORPORATE GOVERNANCE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”).  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NI 58-201 provides guidance on corporate governance practices.  In addition, the Corporation is subject to National Instrument 52-110 Audit Committees (“NI 52-110”), which has been adopted by the Canadian Securities Administrators and which prescribes certain requirements in relation to audit committees.  A full description of each of the corporate governance practices of the Corporation with respect to NI 58-101 is set out in Schedule “A” to this Information Circular.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, which is set forth below.

The Audit Committee’s Charter

The Corporation’s Audit Committee is governed by an audit committee charter, the text of which is set out in Schedule “B” of this Information Circular.

Composition of the Audit Committee

The Corporation’s Audit Committee is currently comprised of three directors, Geoffrey Chater, Bipin A. Ghelani and Mark T.H. Selby.  All members are considered independent members pursuant to the meaning of “independent” provided in NI 52-110.  All members are considered financially literate as provided for in NI 52-110.

Relevant Education and Experience

This section describes the education and experience of the Corporation’s Audit Committee members that is relevant to the performance of their responsibilities in that role, which includes:

(a)

an understanding of the accounting principles used by the Corporation to prepare its financial statements;

(b)

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)

an understanding of internal controls and procedures for financial reporting.

Geoffrey Chater

Geoffrey Chater holds a B.Sc. in geology from Texas Christian University and has over 22 years of experience in the mining industry.  Mr. Chater is President and CEO of Bearing Resources Ltd. and is a principal of Namron Advisors, a capital markets consultancy.  From 1999-2008, Mr. Chater held the position of Manager of Corporate Relations for copper producer First Quantum Minerals Ltd.  During his career, Mr. Chater has held similar positions with Greystar Resources Ltd., Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Fairbanks Gold Corporation and Ivanhoe Capital Corporation.  Mr. Chater is also a Director of Bearing Resources Ltd. and Reservoir Minerals Inc.

Bipin A. Ghelani

Bipin A. Ghelani has been a Chartered Accountant since 1972, having completed his education in London, England.  Mr. Ghelani has managed his own accounting firm since 1988.  Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.  Mr. Ghelani is the Chair of the Audit Committee.

Mark T.H. Selby

Mark T.H. Selby worked for five years at Inco Limited., where he led the Strategic Planning and Corporate Development group.  Mr. Selby previously held a senior role in the strategy and finance department of Purolator Courier Ltd. and has also worked at Deloitte & Touche and PricewaterhouseCoopers.  Currently, Mr. Selby is the Senior Vice President, Business Development of Royal Nickel Corporation.  Mr. Selby holds a B. Comm. (Hons) from Queen’s University, with a focus in accounting.  Mr. Selby has served on the Audit Committee for Castle Gold Corporation and Rimfire Minerals Corporation.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year ended December 31, 2010, the Corporation’s board of directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year ended December 31, 2010, the Corporation has not relied on the exemptions contained in section 2.4 “De Minims Non-Audit Services” or section 8 “Exemptions” of NI 52-110.  Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a Corporation to apply to a securities regulator authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit-related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

External Auditor Service Fees

The fees paid by the Corporation to its auditor in each of the last two fiscal years, by category, are as follows.

	Fiscal Year ended December 31, 2011	Fiscal Year ended December 31, 2010
Audit Fees	$ 120,000	$ 120,000
Audit-Related Fees	20,000	22,000
Tax services - Canadian	20,000	25,000
Tax services - US	5,000	-
Tax services - Australia	Nil	Nil
All Other Fees	5,000	-
Total fees billed	$ 170,000	$ 167,000

Audit Fees

Audit fees were for professional services rendered by Hay & Watson for the audit of the Corporation’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above.  This included review of financial statements by an independent consultant as required by generally accepted auditing standards and amendment of filings and responses to comments made by the Securities and Exchange Commission in connection with the Corporation’s Transition Report on Form 20-F.  Registration fees for Canadian Public Accountability Board and Public Company Accounting Oversight Board are included in this category.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of tax compliance, including the review of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “All Other Fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above.  These services consisted of assistance in the documentation of processes and controls and disbursements made by the auditor on behalf of the Corporation.

Exemptions

The Corporation is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Corporation, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (“Named Executive Officers”) listed in the Summary Compensation Table that follows.  During its financial year ended December 31, 2011, four individuals were Named Executive Officers (as defined in Canadian Securities Laws) of the Corporation, namely Jason S. Weber, President and Chief Executive Officer, Adrian Rothwell, Chief Financial Officer, David A. Caulfield, Vice President, Business Development and Mark E. Baknes, Vice President, Exploration.

The Corporation has determined that the officers and employees of the Corporation should be compensated in a form and amount which is appropriate for comparative organizations, taking into account such factors as professional qualifications, responsibility within the organization, and trends in executive compensation.  The Corporation reviews compensation data, as disclosed in financial statements or information circulars, for selected companies with similar business models, at similar stages of development and with similar resources available to them.  This review forms the basis for any proposed changes in compensation.  The compensation package for each executive officer of the Corporation consists of base salary, vacation commensurate with years of service, benefits available to all employees of the Corporation, and incentive stock option grants.  These compensation features are comparable to other exploration companies. There is a risk that other companies may attract senior personnel with more aggressive compensation packages.

The Corporation’s Compensation Committee is currently comprised of three directors, George R. Ireland, John A. Kanellitsas and Jack Miller.  All members are considered independent members pursuant to the meaning of “independent” provided in NI 52-110.  The Compensation Committee meets on an annual basis to review management performance and compensation.  Recommendations from the Compensation Committee are referred to the entire Board of Directors at the budget review meeting for approval.

The Compensation Committee determines the compensation for executive officers.  Given the current market conditions it was determined that salaries will not be adjusted for the upcoming year.  The Chief Executive Officer, in consultation with the Chief Financial Officer, determines compensation of staff members who are not executive officers.

Compensation Objectives, Principles and Process

It is difficult to assess appropriate performance targets for an exploration company, since the projects change within the fiscal year and success in exploration can be as much a function of the geology and project circumstances as it is the result of personal effort.  The Corporation has a discovery bonus policy in place which would reward extraordinary exploration results.  Other performance targets which have been considered are tied to share price and/or market capitalization.  The Board as a whole is charged with the responsibility of reviewing the performance of the Chief Executive Officer on an annual basis, assisting with goal-setting and measurement of performance with respect to those goals.

Option-Based Awards

Stock option grants are determined twice a year for all directors, officers and employees.  The number of options available for granting and individual responsibility and accountability to the Corporation is considered in determining the number of options to be granted to each individual.  Unexercised outstanding options are not considered as part of this determination.  Recommendations are provided to the Board who make the final determination about specific grants.

The exercise price of incentive stock options is no less than the closing price of the shares on the TSX-V on the date on which the option is granted.  Options expire no later than five years from the grant date.  Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date.  Individual grants of up to 30,000 shares vest immediately.  The Board may vary the vesting schedule for specific grants to conform with TSX-V policies in effect.

Summary Compensation Table

The following table sets forth information concerning the annual and long term compensation for services rendered to the Corporation in respect of the individuals who were (or who acted in a similar capacity as) for the financial period of the Corporation ended December 31, 2011 or at any time during the financial year, the Chief Executive Officer and the Chief Financial Officer, being the Named Executive Officers and any other executive officers or consultants of the Corporation, or any of its subsidiaries, whose total compensation during such period exceeded $150,000.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compen-sation ($)
					Annual incentive plans	Long- term incentive plans
Jason S. Weber President & Chief Executive Officer	2011 2010 2009	181,500 165,000 138,552	Nil Nil Nil	242,390 134,058 35,924	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	423,890 299,058 173,846
Adrian Rothwell(2) Chief Financial Officer	2011 2010 2009	117,000 Nil Nil	Nil Nil Nil	262,657 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	379,657 Nil Nil
David A. Caulfield(3) Vice President, Business Development	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	242,390 128,311 27,941	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	176,000(4) 160,000(4) 129,600(4)	418,390 288,311 157,541
Mark E. Baknes Vice President, Exploration	2011 2010 2009	170,496 155,000 134,847	Nil Nil Nil	242,390 111,311 26,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	412,886 266,311 160,847

(1)

Due to the straightforward nature of the Options granted and the fact that it is a commonly used model, the Black-Scholes Option pricing model was used to estimate the fair value of the Options at the grant date. The grant date fair value used in the Summary Compensation Table is the same as the accounting fair value recorded by the Corporation at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of Options estimated to vest. Upon vesting, and until their expiry, the Options may or may not be “in the money” depending on the Common Share price during that period at times when the executive is not restricted from trading under the Corporation’s insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the Options granted and included in NEO compensation are as follows:

	February 17, 2011	June 26, 2011
Share price	$1.35	$0.68
Expected dividend yield	%Nil	%Nil
Expected volatility	254.33%	242.22%
Risk-free interest rate	2.31%	2.10%
Expected Option life	5 yrs	5 yrs
Fair value per stock option granted (Cdn$/Option)	$1.344	$0.676

See the information under “Stock Option Plan” on pages 6 and 7 for more details.

(2)

Mr. Rothwell was appointed Chief Financial of the Corporation effective January 4, 2011.

(3)

Pursuant to the terms of a Management Agreement, Equity Exploration Consultants Ltd. was paid $10,800 per month for the services of David A. Caulfield in his role as Director, Business Development for the Corporation during the financial years ended December 31, 2009, $13,333 per month during the financial year ended December 31, 2010 and $14,666 per month during the financial year ended December 31, 2011.  The terms of the Management Agreement were not renewed effective January 1, 2012; therefore Equity Exploration Consultants Ltd. will not receive any further payments for Mr. Caulfield’s services.  Mr. Caulfield is now an employee of the Corporation.

Incentive Plan Awards

The Corporation granted 3,715,000 stock options to directors, officers, employees and consultants during the financial year ended December 31, 2011.  As of May 14, 2012, 7,897,107 stock options were outstanding under the Stock Option Plan.  The Corporation does not make share-based awards.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested
Jason S. Weber	8,700 13,050 108,750 13,050 30,450 135,000 265,000 120,000 120,000	2.29 2.24 1.84 0.98 0.17 0.90 0.87 1.35 0.70	Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 Feb. 17, 2016 June 26, 2016	Nil Nil Nil Nil 4,720 Nil Nil Nil Nil	N/A	N/A
Adrian Rothwell	120,000 150,000	1.35 0.70	Feb. 17, 2016 June 26, 2016	Nil Nil	N/A	N/A
David A. Caulfield	21,750 43,500 8,700 8,700 30,450 105,000 240,000 120,000 120,000	2.29 2.24 1.84 0.98 0.17 0.90 0.87 1.35 0.70	Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 Feb. 17, 2016 June 26, 2016	Nil Nil Nil Nil 4,720 Nil Nil Nil Nil	N/A	N/A
Mark E. Baknes	13,050 13,050 13,050 8,700 17,400 100,000 225,000 120,000 120,000	2.29 2.24 1.84 0.98 0.17 0.90 0.87 1.35 0.70	Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 Feb. 17, 2016 June 26, 2016	Nil Nil Nil Nil 2,697 Nil Nil Nil Nil	N/A	N/A

(1)

The value of unexercised “in-the-money options” at the financial year end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX Venture Exchange (the “Exchange”) on December 31, 2011.  Market price for this purpose is $0.325 being the closing price of the Common Shares on the Exchange on December 31, 2011.

Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year(1) ($)	Non-equity incentive plan compensation — Value earned during the year(1) ($)
Jason S. Weber	257,005	N/A	N/A
Adrian Rothwell	203,086	N/A	N/A
David A. Caulfield	249,504	N/A	N/A
Mark E. Baknes	245,670	N/A	N/A

(1)

This is the grant date fair value of options to purchase Common Shares granted during the financial year ended December 31, 2011 estimated with the Black-Scholes option pricing model.  See footnote (1) in “Summary Compensation Table” above for more details.

Pension Plan Benefits

The Corporation does not have a defined benefit plan, defined contribution plan or deferred compensation plan.

Termination and Change of Control Benefits

The Corporation has signed employment contracts with the Chief Executive Officer and the Vice President, Exploration. The termination provisions are summarized as follows:

A Change of Control of the Corporation shall have occurred when:

(a)

the shareholders of the Corporation approve a merger or consolidation of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Corporation approve a plan of complete liquidation of the Corporation (which is not a change of control if the liquidation is as a result of insolvency of the Corporation) or an agreement for the sale or disposition of all or substantially all of the Corporation’s assets; or

(b)

the acquisition by any person, directly or indirectly, of securities of the Corporation representing 50% or more of the total voting power represented by the Corporation’s then outstanding voting securities, except pursuant to a negotiated agreement with the Corporation and pursuant to which such securities are purchased for the Corporation,

The contract provides that in the event of a Change of Control, followed by (i) a decrease of more than 5% in the Base Salary in effect immediately prior to the Change of Control; or (ii) a diminution of duties or responsibilities, title or office; (iii) any change to the terms or conditions of employment that would constitute “constructive dismissal; or (iv) a relocation of the officer to any place other than the location at which he reported for work on a regular basis immediately prior to the Change of Control or a place greater than 100 kilometres of that location; the officer may terminate his employment within twelve months and receive the Change of Control severance package.  This package provides for the equivalent of eighteen months base salary and continuation of benefits for a period of eighteen months.  The Corporation may, at its option, provide the officer with a lump sum payment equal to the premiums the Corporation would have had to pay on the officer’s behalf in lieu of such benefits In addition; the Corporation will immediately accelerate the vesting of all unvested stock options.

Payments in both cases must be made within 20 business days of the termination notice. In addition to the applicable severance package, the Corporation must pay the officer’s base salary up to the effective date of the termination and compensation for any unused vacation days.  The officer agrees to return any property of the Corporation and refrain from disclosing any confidential information which was acquired during the course of his employment.

The total estimated value of the Change of Control severance packages is $528,000 as of December 31, 2011.  Of this amount, $528,000 is the estimated value of salaries while the value of benefits is $Nil.  In addition, accrued unused vacation amount as of December 31, 2011 is $Nil.

Director Compensation

The Corporation paid each of the directors, who are not members of management or officers of the Corporation, an annual stipend of $20,000 for their services in their capacity as directors in addition to the unissued treasury shares reserved for the grant of directors’ and employees’ stock options.  There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation’s financial year ending December 31, 2011.  Non-executive directors are paid a quarterly stipend of $5,000 for their services as directors in addition to the grant of incentive stock options on a semi-annual basis.  There is no additional cash remuneration for the Chair of any committee or for the Chairman of the Board.

Jason S. Weber is included in the “Summary Compensation Table” above for Named Executive Officers and received no additional compensation for his service as a director.  The following directors received options in their capacity as a director during the most recently completed financial year ended December 31, 2011.

Name	Fees earned ($)	Share-based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Geoffrey Chater	19,000	N/A	121,195	Nil	Nil	Nil	140,195
Bipin A. Ghelani	19,000	N/A	121,195	Nil	Nil	Nil	140,195
George R. Ireland	19,000	N/A	121,195	Nil	Nil	Nil	140,195
John A. Kanellitsas	19,000	N/A	121,195	Nil	Nil	Nil	140,195
Jack Miller	15,000	N/A	80,865	Nil	Nil	Nil	95,865
Mark T. H. Selby	19,000	N/A	121,195	Nil	Nil	Nil	140,195

(1)

This is the grant date fair value of options to purchase Common Shares granted during the financial year ended December 31, 2011 estimated with the Black-Scholes option pricing model.  See footnote (1) in “Summary Compensation Table” above for more details.

The following incentive stock option awards to the directors who are not also Named Executive Officers were outstanding as of the end of the financial year ended December 31, 2011.  No share-based awards were outstanding as of the end of the financial year ended December 31, 2011.

Director Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested
Geoffrey Chater	125,000 62,500 60,000 60,000	1.00 0.87 1.35 0.70	June 25, 2015 July 12, 2015 Feb. 17, 2016 June 26, 2016	Nil Nil Nil Nil	N/A	N/A
Bipin A. Ghelani	8,700 8,700 8,700 13,050 95,000 120,000 60,000 60,000	2.29 2.24 1.84 0.17 0.90 0.87 1.35 0.70	Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013 Dec. 15, 2014 July 12,2 015 Feb. 17, 2016 June 26, 2016	Nil Nil Nil 2,022 Nil Nil Nil Nil	N/A	N/A
George R. Ireland	125,000 62,500 60,000 60,000	1.00 0.87 1.35 0.70	June 25, 2015 July 12, 2015 Feb. 17, 2016 June 26, 2016	Nil Nil Nil Nil	N/A	N/A
John A. Kanellitsas	333,333 95,000 120,000 60,000 60,000	0.45 0.90 0.87 1.35 0.70	Mar. 19, 2014 Dec. 15, 2014 July 15, 2015 Feb. 17, 2016 June 26, 2016	Nil Nil Nil Nil Nil	N/A	N/A
Jack Miller	8,700 8,700 8,700 13,050 37,500 30,000 60,000	2.29 2.24 1.84 0.17 0.87 1.35 0.70	Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013 July 12, 2015 Feb. 17, 2016 June 26, 2016	Nil Nil Nil 2,022 Nil Nil Nil	N/A	N/A
Mark T. H. Selby	65,250 85,000 110,000 60,000 60,000	0.25 0.90 0.87 1.35 0.70	Mar. 1, 2014 Dec. 15, 2014 July 12, 2015 Feb. 17, 2016 June 26, 2016	4,893 Nil Nil Nil Nil	N/A	N/A

(1)

The value of unexercised “in-the-money options” at the financial year end is the difference between the option exercise price and the market value of the underlying Common Shares on the Exchange on December 31, 2011. Market price for this purpose is $0.325, being the closing price of the Common Shares on the Exchange on December 31, 2011.

Director Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Geoffrey Chater	139,308	N/A	N/A
Bipin A. Ghelani	129,448	N/A	N/A
George R. Ireland	139,308	N/A	N/A
John A. Kanellitsas	130,349	N/A	N/A
Jack Miller	72,051	N/A	N/A
Mark T. H. Selby	124,764	N/A	N/A

(1)

This is the grant date fair value of options to purchase Common Shares granted during the financial year ended December 31, 2011 estimated with the Black-Scholes option pricing model.  See footnote (1) in “Summary Compensation Table” above for more details.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The table below sets out the outstanding options under the Stock Option Plan, being the Corporation’s only compensation plan under which Common Shares are authorized for issuance, as of the end of the Corporation’s most recently completed fiscal year.  All of the information in the table below is at the end of the Corporation’s most recently completed financial year ended December 31, 2011.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,152,807	$0.97	1,772,549
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	8,152,807	$0.97	1,772,549

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or employee and no former director, executive officer or employee of the Corporation or its subsidiaries is currently, as of May 14, 2012, indebted to the Corporation or any of its subsidiaries nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.  No director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, is currently or has at any time since the beginning of the Corporation’s last completed financial year been indebted to the Corporation or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Corporation or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the management of the Corporation, other than as disclosed herein, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation (each of the foregoing being an “Informed Person”), no director or officer of an entity that is itself an Informed Person or subsidiary of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

To the knowledge of the management of the Corporation, other than as disclosed herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com.  Financial information regarding the Corporation is included in its audited consolidated financial statements for the year ended December 31, 2011 and the auditors’ report thereon, together with the corresponding management discussion and analysis.  Copies of the audited consolidated financial statements, as well as additional copies of this Information Circular, may be obtained upon request from the Corporation at Suite 575 - 510 Burrard Street, Vancouver, BC, V6C 3A8.

APPROVAL OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 22nd day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Jason S. Weber”

Jason S. Weber

President and Chief Executive Officer

and Director

SCHEDULE “A”

KISKA METALS CORPORATION

CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Corporation with respect to the NI 58-101.  The Corporation constantly monitors evolving best practices for corporate governance.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS
1.	Board of Directors (a) Disclose the identity of the directors who are independent.

The Board is currently comprised of seven directors, six of which are independent and one is not independent.  The Board considers that Geoffrey Chater, Bipin Ghelani, George R. Ireland, John A. Kanellitsas, Jack Miller and Mark T.H. Selby are independent directors.

(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.

The Board considers that Jason S. Weber is not an independent director because of his position as President and Chief Executive Officers of the Corporation.  The Board is responsible for determining whether or not each director is an independent director.  To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries.  Those directors who do not meet the meaning of independence as provided in NI 58-101 were deemed to not be independent directors.  More information about each director can be found on pages 4 through 6 of this Information Circular.

2.

Directorship

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.

The following directors currently serve on the Board of other reporting issuer(s) (or equivalent):

Geoffrey Chater:

Bearing Resources Ltd.
Reservoir Minerals Inc.

Bipin A. Ghelani:

Ituna Capital Corporation

George R. Ireland:

Great Western Minerals Group Ltd.

John A. Kanellitsas:

Lithium Americas Corp.

Mark T.H. Selby:

Minfocus Exploration Corp.

Jason S. Weber:

Clear Creek Resources Ltd.

3.

Orientation and Continuing Education

Describe what steps, if any, the Board takes to orientate new board members and describe what measures, if any, the Board takes to provide continuing education for directors.

New directors of the Corporation are provided with an orientation and education program which includes written information about the duties of directors and the business and operations of the Corporation.  New directors are provided with opportunities to meet with each senior officer of the Corporation to have their questions answered or to obtain additional information.  The Chair of the Board and the Corporate Secretary are also available to assist new directors.  On an ongoing basis, the Corporation’s legal counsel will provide memoranda concerning particular issues that may be of concern to the Board.

4.	Ethical Business Conduct Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has adopted a Code of Ethics, which is also incorporated into the employee handbook, to provide guidance to the Board, senior officers and employees in their conduct of the Corporation’s business.  These policies are reviewed on a regular basis to ensure that they meet the needs of the Corporation and the changing regulatory environment for reporting issuers.

Nomination of Directors

Describe what steps, if any, are taken to identify new candidates for Board nomination, including:

(a)

who identifies new candidates, and

(b)

the process of identifying new candidates.

The size and current membership of the Board of Directors is reviewed each year prior to the directors making any recommendations to the shareholders in respect of the election of the Board at the annual meeting of the shareholders.  Nominations to the Board are made after taking into account the number of directors required to carry out the Board’s duties effectively and the need to maintain the Board’s diversity of views and experience.  Prior to appointing any new director or recommending any new nominee for election to the Board, a committee of the Board interviews prospective Board members to determine his or her area of expertise and qualifications to serve as a director of the Corporation.

6.	Compensation Describe what steps, if any are taken to determine compensation for the directors and CEO, including: (a) who determines compensation; and (b) the process of determining compensation.

The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation.  For more information regarding compensation paid to directors and executives, see pages 10 through 17 of this Information Circular.

7.	Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit Committee the only other committee of the Board is the Compensation Committee.  The members of the Compensation Committee are George R. Ireland, John A. Kanellitsas and Jack Miller.

The Compensation Committee meets on an annual basis to review management performance and compensation.  Recommendations from the Compensation Committee are referred to the entire Board of Directors at the budget review meeting for approval.  The entire Board reviews the goals and objectives for the Chief Executive Officer’s performance.

8.	Assessments Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

Currently, the Board takes responsibility for monitoring and assessing its effectiveness and the performance of individual directors, and its committees, including reviewing the Board’s decision-making processes and quality and adequacy of information provided by management.

A-2

SCHEDULE “B”

KISKA METALS CORPORATION

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Kiska Metals Corporation is to provide an open avenue of communication between management, the independent auditor, and the Board and to assist the Board in its oversight of the:

•

integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices;

•

processes for identifying and managing the principal financial risks of the company and the company’s internal control systems that ensures fair, complete and accurate financial reporting;

•

company’s compliance with legal and regulatory requirements related to financial reporting; and

•

independence and performance of the company’s external auditor.

The Committee shall also perform any other activities consistent with this Charter, the company’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion. At least one of the members of the Committee shall be independent and all members shall have sufficient financial literacy, which means the ability to read and understand a balance sheet, income statement, cash flow statement and the notes attached thereto, to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the TSX Venture Exchange on which the company’s securities trade. At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles (“GAAP”).

The Committee’s role is one of oversight. Management is responsible for preparing the company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor’s responsibility is to audit the company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with GAAP. The external auditor is also responsible for issuing an attestation report on management’s assessment of the effectiveness of the Company’s systems of internal control as of the end of the Company’s most recent fiscal year end. The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor. The external auditor shall report directly to the Committee, as they are accountable to the Board and the Committee as representatives of the company’s shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

AUTHORITY AND RESPONSIBILITIES

In performing its oversight responsibilities, the Committee shall:

1.

Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

2.

Review the appointments of the company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the external auditor the adequacy and effectiveness of the company’s systems of internal control and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports and other financial reporting documents, including the CEO and CFO quarterly certifications, prior to filing or distribution, including financial matters required to be reported under applicable legal or regulatory requirements.

5.

Review with management and the external auditor and approve earnings news releases and other financial information and earnings guidance disclosures contained in such news releases prior to their release.

6.

Where appropriate and prior to release, review with management and approve any other news releases that contain significant financial information that has not previously been released to the public.

7.

Review the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale

8.

Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors’ judgments about the quality and appropriateness of the company’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

9.

Review with management and the external auditor significant related party transactions and potential conflicts of interest.

10.

Recommend to the Board and shareholders the external auditor selected to examine the company’s accounts and financial statements. The Committee has the responsibility to approve all audit engagement terms and fees. The Committee shall pre-approve all audit, non-audit and assurance services provided to the company by the external auditor, but the Chairman or his appointee may be delegated the responsibility to approve these services where the fee is not significant.

11.

Review with management and the external auditor and approve the annual audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

12.

Receive the report of the external auditor on completion of the audit.

13.

Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a semi-annual basis. The Committee will receive an annual written confirmation of its independence from the external auditor.

14.

Review the company’s procedures and establish procedures for the Committee for the:

•

receipt, retention and resolution of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters or violations of the Company’s Code of Ethics.

15.

Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it in the conduct of any investigation, at the expense of the Company.

16.

The Committee shall report its recommendations and findings to the Board after each meeting and shall conduct and present to the Board an annual performance evaluation of the effectiveness of the Committee.

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Kiska Metals Corporation has adopted the following key practices to assist it in fulfilling its responsibilities described in the company’s Audit Committee Charter.

MEETINGS

The Committee will meet in person at least two times per year to perform its responsibilities set out in the Audit Committee Charter. The Committee may ask members of management or others to attend meetings to provide information as necessary. The Committee shall meet separately with each of management and the independent auditor at least twice per year, or more frequently as required, to discuss matters that the Committee or these groups believe should be discussed privately with the Committee. Additional meetings via teleconference shall be held as required in the opinion of the Audit Committee or the external auditor. Minutes of all meetings of the Committee will be provided to the Board. Written or verbal reports on Committee meetings whose minutes have not been completed will be provided at each meeting of the Board.

REVIEW OF FINANCIAL STATEMENTS

Prior to releasing to the public, the Committee will review and approve the company’s annual and quarterly reports, including the financial statements, the management discussion and analysis reports and other information contained therein, in detail with the company’s Chief Executive Officer and Chief Financial Officer. The company’s external auditors may be present at these meetings. The Committee will require management to review the annual financial statements and related regulatory filings with the full Board prior to their filing with the applicable regulatory agencies.

REVIEW OF THE CEO AND CFO CERTIFICATION PROCESS

The Committee will review the company’s process for the CEO and CFO certifications required by the various regulatory agencies in the jurisdictions in which the company operates with respect to the company’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls. The Chairman of the Committee or his appointee shall review the company’s disclosure controls and procedures.

REVIEW OF INFORMATION PROVIDED TO ANALYSTS AND RATING AGENCIES

The Committee shall review other news releases containing significant financial information that has not been previously released to the public with the company’s Chief Financial Officer prior to their release. The substance of presentations to analysts and rating agencies involving material changes in the company’s strategy or outlook shall be reviewed with the full Board prior to the event.

APPROVAL OF AUDIT AND NON-AUDIT SERVICES

In addition to approving the engagement of the external auditor to audit the company’s financial statements, the Committee will approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving these services to the Chairman or his appointee where the fee is not significant. The Committee will review a summary of all audit, non-audit and assurance work performed for the company at least twice per year. To minimize relationships that could impair the independence of the external auditor, it is the Committee’s practice to limit non-audit and assurance services provided by the independent auditor to assistance with financings, taxation, acquisition due diligence and merger integration or other services where there are compelling reasons for the external auditor to provide such services.

HIRING GUIDELINES FOR EMPLOYEES OF THE INDEPENDENT AUDITOR

The Committee shall review and approve the appointment of any employee or former employee of the company’s external auditor to a senior financial management position with the company. The Committee shall request management to annually prepare a report of the profiles of all individuals hired during the past year who were employed by the external auditor at any time during the two years prior to being hired by the company.

COMPLAINTS ABOUT ACCOUNTING, AUDITING AND FINANCIAL REPORTING AND DISCLOSURE MATTERS

The company’s Code of Ethics prohibits reprisals or intimidation of employees who draw attention to problems or violations of the Code of Ethics. Employees can report any concerns to their superior or the company’s Corporate Secretary, confidentially and anonymously. Employees may also submit, confidentially and anonymously, concerns regarding questionable accounting, auditing and financial reporting and disclosure matters to the Chairman or other member of the Audit Committee. A summary of all complaints related to auditing, accounting and financial reporting and/or disclosure matters will be reported to the Committee at each meeting, and if the Committee so directs, to the full Board. The Committee may retain outside counsel or other advisors to investigate and resolve any complaints disclosed to it.

OTHER MATTERS

Management shall report any real or suspected incidents of fraud, theft or violations of the Company’s Code of Ethics to the Committee. Corporate Counsel shall report to the Committee any litigation, claim or other contingency that could have a significant effect on the company’s financial results or disclosures.

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